David Lubin & Associates, PLLC
5 North Village Avenue, 2nd Floor
Rockville Center, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

February 13, 2009

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Christopher Chase, Esq.

Re:	E Global Marketing, Inc.
Registration Statement on Form S-1
Filed on December 31, 2008
File Number 333-156531

Dear Mr. Chase:

On behalf of E Global Marketing, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No.1 to  Registration Statement on Form S-1/A (“Amendment No.1”) in response to the Commission's comment letter, dated January 27, 2009.

In addition to Amendment No.1, the Company supplementally responds to all the Commission's comments as follows:

Prospectus Summary, page 1

The Offering, Page 1

1.    Comment:    You state on page one that the selling security holders purchased their shares at the price of $0.05 per share. In comparison, on the front cover page of the registration statement and on pages 10, 11, and 13, you state that the selling security holders purchased their shares at a price of $0.025 per share. Please revise.

       Response:    Amendment No. 1 has been revised to indicate that the selling security holders are offering their shares of common stock at the fixed price of $0.05, which is based upon the original purchase price paid by the selling security holders of $0.025 plus an increase based on the fact the shares will be liquid and registered.

Selling Security Holders, page 11

2.    Comment:    Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Gourmet Foods Inc. See the Division of Corporation Finance’s Compliance & Disclosure Interpretation 240.04 for Regulation S-K (July 3, 2008).

       Response:    Amendment No.1 has been revised to indicate that Mr. Robert Hammerstein is the sole shareholder as well as the sole officer and director of Gourmet Foods Inc.

Management’s Discussion and Analysis or Plan of Operation, page 21

Plan of Operation, page 22

3.    Comment:    Please revise your discussion on page 22 to specifically describe the activities upon which you intend to focus over the next 12 months.

       Response:    Amendment No. 1 has been revised in accordance with the Commission’s comments.

Directors, Executive Officers, Promoters and Control Persons, page 23

Directors and Executive Officers, page 23

4.    Comment:    We note that your disclosure regarding your directors and executive officer differs from the related discussions on your website. For example, in your filing you disclose that Patrick Giordano is your Chief Executive Officer, but this information is not stated in the related discussion on your website.  You also do not indicate that Mr. Giordano is your Chief Financial Officer in this section of your filing nor on your website, but you also indicate this elsewhere in your filing. As another example, your website does not discuss Mr. Giordano’s activities over the past five years as disclosed in your filing. As a further example, the disclosure in your filing does not explain the nature of Mr. Giordano’s and William Hayde’s responsibilities at their prior positions not does your disclosure clearly state Mr. Giordano’s current status with Boro Fuel Inc., if any.  Please thoroughly revise the disclosure regarding your directors and executive officers in your filing an on your website so that this information is complete and consistent.  See Item 401(e) of Regulation S-K.

       Response:    Amendment No. 1 has been revised in accordance with the Commission’s comments.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.1 to Registration Statement on Form S-1 as requested by the Commission.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Patrick Giordano